Rec'd 2/15/02

AH 3/5/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003050

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 15 2002

SEC FILE NUMBER
8- 16831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jackson & Smith Investment Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 West Main Avenue
(No. and Street)

Gastonia	North Carolina	28052
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Smith (704) 865-9546
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name — *if individual, state last, first, middle name*)

P. O. Box 1064	Gastonia	North Carolina	28053
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-26-02

OATH OR AFFIRMATION

I, David A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson & Smith Investment Securities, L.L.C., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Member

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Contents


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Certified Public Accountants

The Members
Jackson & Smith Investment Securities, L.L.C.
Gastonia, North Carolina

We have audited the accompanying statements of financial condition of Jackson & Smith Investment Securities, L.L.C. (the "Company") as of December 31, 2001 and 2000, and the related statements of income and changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson & Smith Investment Securities, L.L.C. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Gastonia, North Carolina
January 16, 2002

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Statements of Financial Condition

Assets

	December 31	
	2001	2000
Cash and cash equivalents	$ 68,000	$ 22,146
Cash deposited with clearing agent	15,000	42,549
Cash segregated under federal and other regulations	-	2,665
Receivables		
Brokers and dealers	15,805	21,204
Marketable securities owned, at market value	419,244	423,162
Prepaid expenses	3,111	3,111
Equipment, at cost less accumulated depreciation of $135,045 in 2001 and $144,542 in 2000	26,768	3,160
Leasehold improvements, at cost less accumulated depreciation of $6,039 in 2001 and $5,622 in 2000	2,089	2,506
Other long-term investment	10,800	10,800
	$ 560,816	$ 531,303

Liabilities and Members' Capital

	2001	2000
Notes payable	$ 121,113	$ 135,000
Accounts payable and accrued expenses	4,159	1,499
	125,272	136,499
Members' capital	435,544	394,804
	$ 560,816	$ 531,303

See notes to financial statements.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Statements of Income and Changes in Members' Capital

	Year Ended December 31	
	2001	2000
Revenues		
Commissions	$ 228,403	$ 304,077
Net gains/(losses) on securities	28,081	(35,060)
Interest and dividends	16,954	15,562
Total revenues	273,438	284,579
Expenses		
Employee compensation and benefits	131,611	107,259
Occupancy	18,224	16,271
Depreciation	2,920	6,060
Taxes, other than income	6,197	4,364
Other operating expenses	73,746	108,538
Total expenses	232,698	242,492
Net income (loss)	40,740	42,087
Members' capital		
Beginning of year	394,804	352,717
End of year	$ 435,544	$ 394,804

See notes to financial statements.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Statements of Cash Flows

	Year Ended December 31	
	2001	2000
Cash flows from operating activities		
Net income (loss)	$ 40,740	$ 42,087
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	2,920	6,060
Gain on sale of property and equipment	(2,500)	-
(Increase) decrease in unrealized gain on investment securities	23,060	(39,244)
Decrease (increase) in receivables from brokers and dealers	5,399	153,206
Decrease in customer receivables	-	458
Decrease in deposits with clearing agent	27,550	-
Decrease in cash segregated under federal and other regulations	2,665	31,535
(Increase) decrease in trading securities owned	(19,142)	131,093
Decrease in payables to brokers and dealers	-	(177,427)
Decrease in customer payables	-	(49,673)
Increase (decrease) in accounts payable and accrued expenses	2,660	(148)
Net cash provided by operating activities	83,352	97,947
Cash flows from investing activities		
Proceeds from sale of investment securities	-	1,250
Purchases of property and equipment	(26,111)	(1,300)
Proceeds from sale of property and equipment	2,500	-
Net cash used in investing activities	(23,611)	(50)
Cash flows from financing activities		
Proceeds from borrowings	27,013	270,000
Repayments of debt	(40,900)	(350,000)
Net cash used in financing activities	(13,887)	(80,000)
Net increase in cash and cash equivalents	45,854	17,897
Cash and cash equivalents at beginning of year	22,146	4,249
Cash and cash equivalents at end of year	$ 68,000	$ 22,146

See notes to financial statements.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Notes to Financial Statements

December 31, 2001 and 2000

Note 1 - Nature of operations:

Jackson & Smith Investment Securities, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company executes general securities transactions for customers located principally in Gaston County, North Carolina and surrounding areas. During 2000, the Company changed from a self-clearing firm to a fully disclosed firm, using FISERV Correspondent Services, Inc. for completing all transactions.

Jackson & Smith Investment Securities, L.L.C. is a North Carolina Limited Liability Company. The duration of the L.L.C. is set to expire no later than December 31, 2046. Members are not ultimately liable for any debts of the Company, losses of capital, nor for the losses of profits. Transfers of members' interests are limited to certain conditions as specified in the Company's operating agreement.

Note 2 - Summary of significant accounting policies:

Cash equivalents -

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned -

Marketable securities consist of corporate stocks and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Proprietary securities transactions and any related gains or losses are recognized on the trade date. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment securities.

Equipment and leasehold improvements -

Equipment and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed currently. The cost and accumulated depreciation of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Use of estimates in the preparation of financial statements -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Notes to Financial Statements (Continued)

December 31, 2001 and 2000

Note 2 - Summary of significant accounting policies (continued):

Commissions -

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Note 3 - Cash segregated under federal and other regulations:

At December 31, 2000 the Company had cash of $2,665 segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (Note 10). During 2001, this account was closed in connection with the Company's conversion to a fully disclosed firm.

Note 4 - Related party transactions:

The Company rented office space on a month-to-month lease from a member. Total rent paid to the member amounted to $7,500 in 2001 and 2000, respectively.

In 2000, the Company borrowed $270,000 from a member. This amount was repaid before the end of the year. Interest was paid to the member at prime rate, which totaled $11,255 for the year ended December 31, 2000. There were no such borrowings during 2001.

Note 5 - Income taxes:

Limited liability corporations (L.L.C.'s) are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the financial statements of Jackson & Smith Investments Securities, L.L.C.

Note 6 - Notes payable:

Notes payable consist of the following;

	December 31	
	2001	2000
Line of credit maximum available borrowings $225,000, collateralized by securities with a market value at December 31, 2001 of approximately $354,000 and approximately $380,000 at December 31, 2000, interest due quarterly at the prime rate as published in the Wall Street Journal (4.75 percent and 9.50 percent at December 31, 2001 and 2000, respectively), all outstanding principal due on May 14, 2002.	$ 95,000	$ 135,000

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Notes to Financial Statements (Continued)

December 31, 2001 and 2000

Note 6 - Notes payable (continued):

	December 31	
	2001	2000
Installment loan secured by Company automobile payable in monthly installments of $450 with scheduled maturity of November 2005 at zero interest rate.	$ 26,113	$ -
	$ 121,113	$ 135,000

Future maturities of debt are as follows:

December 31,	
2002	$ 100,400
2003	5,400
2004	5,400
2005	5,400
2006	4,513
	$ 121,113

Note 7 - Capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital ($100,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio were as follows:

	December 31	
	2001	2000
Net capital	$ 280,065	$ 255,436
Net capital ratio (ratio of indebtedness to capital)	.45 to 1	.53 to 1

Note 8 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Notes to Financial Statements (Continued)

December 31, 2001 and 2000

Note 9 - Rule 15c3-3:

Registrant is exempt from Rule 15c3-3 by paragraph K(2)(i) and is not required to maintain minimum deposits, as computed in accordance with the reserve formula. As required under the exemption, the Company effectuates all financial transactions with customers through a bank account designated as a "Special Account for the Exclusive Benefit of Customers." Due to the change from self-clearing to a full disclosure firm, the Company is no longer be required to maintain this account. The account was closed in January 2001.

Note 10 - Focus Report:

A tabulation of reconciling items to agree the Company's net capital computation as presented in Part IIA of Form X-175A-5 follows.

	December 31	
	2001	2000
Net capital as reported in the Company's Part IIA and Part II (unaudited) FOCUS report	$ 277,146	$ 234,161
Net increase (decrease) in allowable assets	2,919	21,275
Increase (decrease) in aged fail-to-deliver items	-	-
Decrease in aged fail-to-receive items	-	-
Decrease in undue concentrations	-	-
Other changes	-	-
Net capital as presented in Note 7	$ 280,065	$ 255,436

Note 11 - Subordinated liabilities:

The Company had no subordinated liabilities at December 31, 2001 and 2000.

Note 12 - Supplemental cash flow information:

Amounts paid for interest expense totaled $8,787 and $30,609 during 2001 and 2000, respectively.

Note 13 - Concentrations of credit risk and other business concentrations:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions, and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is management's policy to review, as necessary, the credit standing of each counterparty.

Note 13 - Concentrations of credit risk and other business concentrations (continued):

Additionally, the Company places its cash and cash equivalents on deposit with a North Carolina financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time, the Company may have balances on deposit in excess of the FDIC insured limits.

The Company's principal customer base consists of residents of Gaston and surrounding North Carolina counties. The limited geographic diversity of the Company's customer base exposes it to additional business concentrations.

ACCOMPANYING INFORMATION


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Certified Public Accountants
on Accompanying Information

The Members
Jackson & Smith Investment Securities, L.L.C.
Gastonia, North Carolina

We have audited the accompanying financial statements of Jackson & Smith Investment Securities, L.L.C. as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated January 16, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages twelve and thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Gastonia, North Carolina
January 16, 2002

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31	
	2001	2000
Members' capital	$ 435,544	$ 394,804
Less		
Prepaid expenses	3,111	3,111
Equipment and real estate at cost, net of accumulated depreciation	28,857	5,666
Other long-term investment	10,800	10,800
Securities not readily marketable	420	384
Specified percentage reduction in market value of securities in Company trading and investment accounts	62,581	63,418
Discount on concentrated portion	49,710	53,440
Accumulated earnings on broker deposit	-	2,549
Aged fail-to-deliver outstanding five business days past settlement date	-	-
Aged fail-to-receive outstanding thirty calendar days past settlement date	-	-
	155,479	139,368
Net capital	$ 280,065	$ 255,436
Aggregate indebtedness	$ 125,272	$ 136,499
Ratio of indebtedness to capital	.45 to 1	.53 to 1

Schedule 2

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

Material Inadequacies - Rule 17a-5(j)

Years Ended December 31, 2001 and 2000

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

The Members
Jackson & Smith Investment Securities, L.L.C.
Gastonia, North Carolina

In planning and performing our audit of the financial statements of Jackson & Smith Investment Securities, L.L.C. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Jackson & Smith Investment Securities, L.L.C. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Gastonia, North Carolina
January 16, 2002